UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ECO BUILDING PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

268277308

(CUSIP Number)

July 14, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268277308	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Redwood Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 28,300,000* (1)
	6.	SHARED VOTING POWER 23,843,231
	7.	SOLE DISPOSITIVE POWER 28,300,000*
	8.	SHARED DISPOSITIVE POWER 23,843,231

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,143,231**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.40% (based on the total of 704,925,771 shares of Common Stock outstanding).
12.	TYPE OF REPORTING PERSON (see instructions) OO—Limited Liability Company

*On May 18, 2017, the Reporting Person converted 50.94 shares of the Issuer’s Series C 12% Convertible Preferred Stock into 28,300,000 shares of the Issuer’s Common Stock (the “Common Stock”) reported on Rows (5) and (7), above.

** The Reporting Person may be deemed to have shared power to vote and shared power to dispose of an aggregate of 52,143,231 shares owned by the entities listed below taken together as a whole since Redwood Management, LLC and MAK, LLC are under the common control of the same principal, Gary Rogers, who controls all of the equity interests in MAK, LLC and half of the equity interests in Redwood Management, LLC.

Name	Shares

Redwood Management, LLC	28,300,000
MAK, LLC	23,843,231

CUSIP No. 268277308	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer Eco Building Products, Inc., a Colorado corporation.

(b)	Address of Issuer’s Principal Executive Offices 11568 Sorento Valley Road, Suite 13, San Diego, California 92121

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being filed by Redwood Management, LLC, a Florida limited liability company, with respect to shares of common stock, $0.001 par value, of the Issuer beneficially owned by the Reporting Person.

(b)	Address of the Principal Office or, if none, residence 16850 Collins Ave, Suite 112-341, Sunny Isles Beach, Florida, 33160

(c)	Citizenship The Reporting Person is a Florida limited liability company.

(d)	Title of Class of Securities Common Stock, $0.001 value per share

(e)	CUSIP Number 268277308

CUSIP No. 268277308	13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: 52,143,231*
(b)	Percent of class: 7.40%
(c)	Number of shares as to which the Reporting Person has:
a.	Sole power to vote or to direct the vote: 28,000,000
b.	Shared power to vote or to direct the vote: 52,143,231
c.	Sole power to dispose or direct the disposition of: 28,000,000
d.	Shared power to dispose or direct the disposition: 52,143,231

*On May 18, 2017, the Reporting Person converted 50.94 shares of the Issuer’s Series C 12% Convertible Preferred Stock into 28,300,000 shares of the Issuer’s Common Stock The Reporting Person may be deemed to have shared power to vote and shared power to dispose of an aggregate of 52,143,231 shares owned by the entities listed below taken together as a whole since Redwood Management, LLC and MAK, LLC are under the common control of the same principal, Gary Rogers, who controls all of the equity interests in MAK, LLC and half of the equity interests in Redwood Management, LLC.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 268277308	13G	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on Following Page]

CUSIP No. 268277308	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Redwood Management, LLC

By:	/s/ Gary Rogers
Name:	Gary Rogers
Title:	Manager